UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. 401(k) Investment Plan

December 31, 2005 and 2004

Annual Report on Form 11-K

United Rentals, Inc. 401(k) Investment Plan

Financial Statements

and Supplemental Schedule

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To United Rentals, Inc. Benefits and Retirement Committee

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 21, 2006

United Rentals, Inc. 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets:
Cash	$1,235	$2,342
Investments, at fair value:
United Rentals, Inc. Common Stock	6,537,446	6,144,305
T. Rowe Price Equity Index Trust	16,973,837	15,479,256
T. Rowe Price Tradelink Investments	214,865	159,784
Mutual Funds:
T. Rowe Price Spectrum Bond Income Fund	9,056,185	8,402,829
T. Rowe Price Balanced Fund	5,156,953	3,680,402
T. Rowe Price Blue Chip Growth Fund	13,272,108	11,343,340
T. Rowe Price Growth and Income Fund	5,004,384	4,282,583
T. Rowe Price International Stock Fund	8,122,583	6,141,426
T. Rowe Price New Horizons Fund	15,794,431	12,894,144
T. Rowe Price Prime Reserve Fund	19,884,384	18,231,662
T. Rowe Price Retirement Income Fund	198,081	145,210
T. Rowe Price Retirement 2005 Fund	205,140	140,587
T. Rowe Price Retirement 2010 Fund	985,297	559,731
T. Rowe Price Retirement 2015 Fund	518,123	81,499
T. Rowe Price Retirement 2020 Fund	2,473,648	1,195,676
T. Rowe Price Retirement 2025 Fund	945,280	189,251
T. Rowe Price Retirement 2030 Fund	3,236,571	1,498,512
T. Rowe Price Retirement 2035 Fund	749,658	138,358
T. Rowe Price Retirement 2040 Fund	1,622,360	570,324
T. Rowe Price Retirement 2045 Fund	55,413	—
T. Rowe Price Science & Technology Fund	4,842,695	4,638,752
T. Rowe Price Value Fund	13,945,860	12,027,669

Total mutual funds	106,069,154	86,161,955

Participant loans	6,804,873	5,792,001
Company contributions receivable	38,210	34,334
Participants contributions receivable	201,171	173,044

Total assets	136,840,791	113,947,021

Liabilities:
Refunds due to participants for excess contributions	26,098	166,060

Net assets available for benefits	$136,814,693	$113,780,961

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2005	2004
Additions
Contributions:
Participants	$18,674,484	$15,859,193
Company	4,826,088	4,325,066
Rollovers	1,774,006	810,755

Investment income:
Interest and dividend income	3,435,917	1,501,480
Net appreciation in fair value of investments	5,289,902	7,403,585

	34,000,397	29,900,079

Deductions
Benefits paid directly to participants	10,742,429	11,433,455
Other, net	224,236	164,757

Net increase	23,033,732	18,301,867

Net assets available for benefits, beginning of year	113,780,961	95,479,094

Net assets available for benefits, end of year	$136,814,693	$113,780,961

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”). All employees are eligible to participate in the Plan following completion of three months of employment (provided they have reached the minimum age of 21 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 50% of their annual wages paid by the Company, limited to $14,000 and $13,000 per annum (plus catch-up contributions for participants age 50 and over of $4,000 and $3,000) in 2005 and 2004, respectively (subject to certain additional limitations for highly-compensated employees as defined under the Internal Revenue Code). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.

The Company may contribute a discretionary amount to the Plan, which amount is determined annually. During the years ended December 31, 2005 and 2004, the Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $1,500. Company matches historically have begun on January 1 or July 1 following twelve months of employment with the Company. Effective January 1, 2006, participants became eligible for Company matches following three months of employment.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Company’s discretionary contribution, if any, and an allocation of Plan earnings. Allocations are based on the account balance of the participants.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $139,617 for 2005 and $214,638 for 2004, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

Participants may direct their elective contributions and the related Company discretionary contributions into any of the Plan’s investment options. The Plan’s custodian is T. Rowe Price Trust Company.

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates range from 5.50% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

A participant may not make withdrawals from their account prior to attaining age 59 1/2, except in the event of retirement, termination of employment, or proven hardship. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are borne by the participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value as of the last trading date for periods presented. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the Plan’s custodian. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 19, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If it were necessary, however, the Plan Sponsor has indicated that it would take the needed steps to bring the Plan’s operations into compliance with the Code.

4. Investments

During 2005 and 2004, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2005	2004
T. Rowe Price Spectrum Bond Income Fund	$(217,275)	$215,815
T. Rowe Price Balanced Fund	25,740	230,872
T. Rowe Price Blue Chip Growth	748,563	899,968
T. Rowe Price Growth and Income Fund	(397,759)	142,711
T. Rowe Price International Stock Fund	970,853	669,017
T. Rowe Price New Horizons Fund	1,167,292	1,901,008
T. Rowe Price Retirement Income Fund	4,219	5,768
T. Rowe Price Retirement 2005 Fund	4,648	7,156
T. Rowe Price Retirement 2010 Fund	29,473	35,132
T. Rowe Price Retirement 2015 Fund	16,069	5,275
T. Rowe Price Retirement 2020 Fund	104,842	94,315
T. Rowe Price Retirement 2025 Fund	36,493	17,304
T. Rowe Price Retirement 2030 Fund	186,552	134,348
T. Rowe Price Retirement 2035 Fund	26,349	10,814
T. Rowe Price Retirement 2040 Fund	82,058	47,696
T. Rowe Price Retirement 2045 Fund	1,855	—
T. Rowe Price Science & Technology Fund	126,795	82,823
T. Rowe Price Value Fund	283,928	1,496,156
T. Rowe Price Tradelink Investments	7,245	14,581
T. Rowe Price Equity Index Trust	780,405	1,504,285
United Rentals, Inc. Common Stock	1,301,557	(111,459)

	$5,289,902	$7,403,585

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the SEC that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company’s accounting practices and is not confined to a specific period. In March 2005, the Company’s Board of Directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s Board of Directors received and acted upon findings of the Special Committee in January 2006. The SEC inquiry, the actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in further detail in Notes 3 and 17 to the Company’s annual report on Form 10-K for 2005 (the “2005 Form 10-K”) and also summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006. The SEC inquiry is ongoing and the Company is continuing to cooperate fully with the SEC.

Following the Company’s announcement of the SEC inquiry, a number of purported class action lawsuits were filed against the Company, as well as a variety of actions filed by alleged shareholders purporting to sue the Company derivatively, which matters are discussed in further detail in Note 17 of the 2005 Form 10-K. Following the Company’s filing of the 2005 Form 10-K, amended complaints in these actions have been filed that, among other things, add allegations relating to the conclusions of the Special Committee and the other matters disclosed in the 2005 Form 10-K, as well as, in the case of the class actions (which have been consolidated), expand the purported class period.

At December 31, 2005 and December 31, 2004, the Plan had $6.5 million or 4.8%, and $6.1 million or 5.4%, respectively, of its total assets invested in the United Rentals, Inc. Common Stock.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2005
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	768,124	$9,056,185
	Balanced Fund	260,847	5,156,953
	Blue Chip Growth Fund	406,123	13,272,108
	Growth and Income Fund	242,696	5,004,384
	International Stock Fund	549,194	8,122,583
	New Horizons Fund	497,619	15,794,431
	Prime Reserve Fund	19,884,384	19,884,384
	Retirement Income Fund	15,897	198,081
	Retirement 2005 Fund	18,872	205,140
	Retirement 2010 Fund	67,625	985,297
	Retirement 2015 Fund	46,178	518,123
	Retirement 2020 Fund	158,263	2,473,648
	Retirement 2025 Fund	82,413	945,280
	Retirement 2030 Fund	196,275	3,236,571
	Retirement 2035 Fund	64,514	749,658
	Retirement 2040 Fund	97,909	1,622,360
	Retirement 2045 Fund	5,112	55,413
	Science & Technology Fund	247,455	4,842,695
	Value Fund	596,487	13,945,860
	Equity Index Trust	473,997	16,973,837
	Tradelink Investments (see detail of investments in the Tradelink Investments on pages 10-11)		214,865
United Rentals, Inc.*	United Rentals, Inc. Common Stock	279,498	6,537,446

			129,795,302

Participant loans*	Interest rates range from 5.50% to 10.50%; maturities range from 5 months to 30 years		6,804,873

			$136,600,175

*	Indicates party-in-interest to the Plan.

Note:	The “cost” column is not applicable because all of the Plan’s investment options are participant directed.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2005
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Auduiocodes, LTD	300	$3,330
	Agere Systems, Inc. Class B Stock	2	26
	Amerimine Resources	1,850	43
	Angiodynamics.	40	1,021
	Arris Group	300	2,816
	Audiovox Corporation Class A Stock	250	3,465
	Bancolumbia, SA	60	1,730
	Banero Corp.	50	422
	CGI Holding Corp.	30	71
	Cisco Systems, Inc.	200	3,424
	Curagen Corp.	100	308
	Cyop Systems Intl.	21,000	336
	Dell, Inc.	150	4,499
	Dragon International Group	800	66
	ESS Technology Inc.	100	343
	First Pet Life, Inc.	7,690	461
	Galton Biometrics, Inc.	1,000	15
	Gamestop Corp.	100	3,182
	Gen-ID Lab Services	4,000	320
	Genentech Inc.	55	5,088
	General Electric	100	3,505
	Google, Inc.	20	8,297
	Home Depot, Inc.	35	1,417
	IDT Corp. Class B	250	2,925
	JDS Uniphase Corporation	5	12
	Jordan Kane Floor Coverings, Inc.	500	13
	La Barge, Inc.	100	1,437
	Lockheed Martin Corp.	9	576
	Lucent Technologies, Inc.	100	266
	M Wise, Inc.	50	8
	Mirant Corp.	1,080	1,426
	Moller International, Inc.	2,500	2,200
	Motorola, Inc.	551	12,440

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2005
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Petrofund Energy Trust	150	$2,646
	Pingchuan Pharmaceutical, Inc.	1,075	527
	Pixar	184	9,702
	Poseidis, Inc	6,973	160
	Provident Energy Trust	50	537
	Saba Software Inc.	100	408
	Safeguard Scientific, Inc.	100	193
	Silicon Graphics, Inc.	1,000	350
	Sirius Satellite Radio Inc.	3,300	22,110
	Stratex Networks, Inc.	100	358
	Suntron Corp.	10	12
	Target Corp.	70	3,858
	Zoran Corporation	69	1,118

	Mutual Funds:
	Oakmark Select Fund	136	4,468
	Oakmark Global Fund	354	8,304
	T. Rowe Price Prime Reserve Fund	31,867	31,867
	T. Rowe Price Emerging Europe & Mediterranean Fund	355	8,946
	T. Rowe Price Emerging Markets Fund	171	4,389
	Vanguard Windsor II Fund	163	5,113
	Vanguard Index Trust Total Stock Market Index Fund	1,477	44,311

			$214,865

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.
401(K) INVESTMENT PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

June 29, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm